
05006942

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco AB (publ) Nacka, Sweden. Notice of Annual General Meeting.

Stockholm, Sweden, March 29, 2005

Atlas Copco AB
Group Communications

Marie Zackrisson

Sent by DHL 477 1690 243

3/31

G:\Group Communications\RUTINER\SEC letter.doc

Atlas Copco AB
(publ)
Nacka, Sweden
Notice of Annual General Meeting

The Shareholders of Atlas Copco AB are invited to attend the Annual General Meeting (the Meeting) to be held on Wednesday April 27, 2005 at 5.00 p.m. (Swedish time) at Aula Magna, University of Stockholm*, Frescativägen 6, Stockholm

* Subway red line towards Mörby Centrum, station Universitetet. Buss 40, 540 or 670, stop Universitetet

Notification of attendance

Shareholders, intending to participate in the Meeting, must

- be recorded in the register of shareholders kept by VPC AB (the Swedish Securities Register Centre) on Friday April 15, 2005, and
- notify the Company of their intent to participate in the Meeting no later than
- 4.00 p.m., **Thursday** April 21, 2005 in writing to Atlas Copco AB, Sweden Holding, SE-105 23 Stockholm, or on the company website atlascopco.com or by telephone
  +46 (0)8 743 80 00 or by telefax +46 (0)8 644 90 45.

Shareholders whose shares are held in trust by a bank or other trustee must temporarily register their shares in their own names in the register of shareholders of VPC AB to be able to participate in the Meeting. Such temporary registration must be recorded by Friday April 15, 2005. Shareholders should notify their trustees well in advance of this date.

Shareholders may attend and vote at the Meeting in person or by proxy. Representatives of legal entities must be able to present a copy of the registration certificate or other similar authorization document to support the proxy.

Personal data obtained from notifications, proxies and the register of shareholders kept by VPC AB will solely be used for the necessary registration and preparation of the voting list for the Meeting.

Entrance cards will be sent to the Shareholders who have notified their intention to participate.

The President's speech as well as supporting presentation material will be available on the company website atlascopco.com after the Meeting.

Agenda

1. Opening of the Meeting and election of Chairman to preside at the Meeting;
2. Preparation and approval of voting list;
3. Approval of agenda;
4. Election of one or two persons to approve the minutes;
5. Determination whether the Meeting has been properly convened or not;
6. Presentation of the Annual Report and the Auditor's Report, including information on all remuneration paid to the auditor, as well as the Consolidated Annual Report and the Consolidated Auditor's Report;

7. The President's speech and questions from shareholders to the Board of Directors and management of the Company;
8. Report on the functions of and work performed of the Board of Directors and its Audit Committee and Compensation Committee as well as principles for remuneration to the management;
9. Decisions
   a) regarding approval of the Profit and Loss Account and the Balance Sheet as well as the Consolidated Profit and Loss Account and the Consolidated Balance Sheet,
   b) regarding discharge from liability of the Board members and the President,
   c) regarding the allocation of the Company's profit according to the approved Balance Sheet,
   d) regarding record day for receiving dividend;
10. Determination of the number of Board members and deputy members to be elected at the Meeting;
11. Election of Board members and, if applicable, deputy members as well as of Chairman of the Board and Vice Chairman of the Board;
12. Determination of the remuneration to the Board of Directors and its committees;
13. The Board of Directors' proposal for a decision regarding a redemption procedure, including:
    a) amendment of the articles of association,
    b) reduction of the share capital through redemption of shares of Series A and Series B and reduction of the share premium reserve,
    c) new issue of shares of Series C, and
    d) reduction of the share capital by way of redemption of shares of Series C, etc., and
    e) authorization of the President to make required minor adjustments of the decisions under items a) - d) above;
14. Presentation of the work performed by the nomination group and proposal regarding nomination committee;
15 Closing of the Meeting.

The Board of Directors' proposals

Item 9c): that a dividend of SEK 9.00 per share be paid to the Shareholders;

Item 9d): that the record day for the dividend be Monday May 2, 2005. Should this date be approved by the Meeting, the dividend is expected to be distributed by VPC AB on Friday May 6, 2005;

Item 13: The Board of Directors has evaluated the Company's financial position and reached the conclusion that the balance sheet of the Company should be adjusted to a more efficient structure. For this reason, the Board of Directors proposes a redemption procedure with a so-called split 4:1. By this each old share, that has a nominal value of SEK 5, will be replaced with four new shares, each of which will get a nominal value of SEK 1.25. Out of those, one share (the redemption share) will automatically be redeemed for SEK 20, to the effect that a total of SEK 4,192,043,680 will be distributed to the shareholders. In order to make a speedy payment to the shareholders possible, shares of Series C will be issued without the right of first refusal of present shareholders. These shares will later be redeemed at an amount corresponding to the reduction of the share

capital and the share premium reserve. In view hereof, the Board of Directors proposes that the General Meeting of Shareholders resolves in accordance with the following proposals:

a) Amendment of the articles of association
The Board of Directors proposes that the wording of the articles of association be amended, to the principal effect that:

- the nominal value of the share be changed from SEK 5 to SEK 1.25 (§ 5),
- the number of shares that may be issued of Series A be changed to maximum 960,000,000 and Series B be changed to maximum 720,000,000 (§ 4), and
- a new series of shares, Series C, be introduced whereby a maximum of 209,602,184 shares of Series C may be issued. Shares of Series C shall entitle to one-tenth of a vote per share, carry no rights to dividends and are subject to redemption at the request of holders of shares of Series C, the Company's Board of Directors or a General Meeting of Shareholders. At redemption, the redemption price shall be equal to the subscription price paid adjusted as per the day of redemption with an interest rate corresponding to STIBOR 30 days plus 0.05 percentage units (§ 4).

b) Reduction of the share capital by redemption of shares of Series A and Series B, respectively, and reduction of the share premium reserve
The Board of Directors proposes that the General Meeting of Shareholders resolves (i) that the Company's share capital shall be reduced by SEK 262,002,730 (the reduction amount) through redemption of 209,602,184 shares, and (ii) that the share premium reserve shall be reduced with SEK 733,607,644. The purpose of the reduction is repayment to the shareholders. For each redeemed share SEK 20 will be paid, of which SEK 1.25 constitutes the nominal value of the share and SEK 3.50 the reduction of the share premium reserve. The remaining amount, SEK 15.25 per share, is paid from unrestricted reserves. Payment will be made of in total SEK 4,192,043,680.

c) New issue of shares of Series C
The Board of Directors also proposes that the General Meeting of Shareholders resolves to increase the Company's share capital by SEK 262,002,730 through an issue of 209,602,184 new shares of Series C, each share with a nominal value of SEK 1.25. Svenska Handelsbanken AB (the "Bank") shall subscribe for the new shares with deviation from the shareholders' preferential rights. Subscription for the new shares shall be made on a subscription list no later than on 30 June 2005 and payment for the subscribed shares of SEK 4.75 per share shall be made in cash no later than on 30 June 2005. The new shares are subject to the articles of association's reservation on reduction in accordance with Chapter 6, Section 8 of the Swedish Companies Act. It is also proposed that the new shares shall not carry any rights to dividends.

As concerns the reason for deviation from the shareholders' preferential rights and the basis for calculation of the subscription price, the following is stated. The resolution on redemption of shares of Series A and Series B may be carried into effect without the delay of obtaining a court approval, if, at the same time, an amount equal to the reduction amount is contributed to the Company by way of an issue of new shares and an amount

equal to the reduction of the share premium reserve is contributed to the Company. The Bank has undertaken to subscribe for and redeem the shares in accordance with Section d) below. The subscription price has been determined in agreement with the Bank.

d) Reduction of the share capital by redemption of shares of Series C, etc
The Board of Directors proposes that the General Meeting of Shareholders resolves that the Company's share capital shall be reduced by SEK 262,002,730 (the reduction amount) by way of redemption of all 209,602,184 shares of Series C and that the share premium reserve shall be reduced by SEK 733,607,644. The purpose of the reduction is repayment to the shareholders. The Board of Directors' proposal pursuant to this Section d) may not be executed without the consent of the court.

A redemption price shall be paid for each redeemed share in the amount of SEK 4.75 adjusted as per the day of redemption by an interest rate of STIBOR 30 days plus 0.05 percentage units, calculated from the day of payment of the subscription price for the shares of Series C.

The resolutions by the General Meeting of Shareholders in accordance with Sections a) – d) above shall be made jointly, as one resolution. In order for a resolution by the General Meeting of Shareholders to be valid, the resolution must be supported by shareholders holding at least two-thirds of the votes cast as well as the shares represented at the General Meeting of Shareholders.

e) Authorization
Finally, the Board proposes that the General Meeting decides that the President is authorized to make such minor adjustments in the decisions under items a) – d) above that turn out to be required in connection with the registration at the Company Registration Office (Bolagsverket).

The complete proposal for resolutions of the Board of Directors under item 13 of the Agenda will be made available at Atlas Copco AB, and on its website atlascopco.com, and will be sent to shareholders that have so requested. An information brochure will be distributed to all shareholders in the Company around May 6, 2005 who are registered with VPC AB on
May 2, 2005.

Other proposals

Under the supervision of the Chairman of the Board, Sune Carlsson, the nomination group of the Company, representing more than 25% of the total number of votes and consisting of Marcus Wallenberg, Investor, Björn C. Andersson, Handelsbanken Fonder, Tor Marthin, AMF Pension, and William af Sandeberg, Första AP-fonden, proposes the following:
Item 1: that Sune Carlsson, chairman of the Board of Directors, be elected chairman of the Meeting;
Item 10: that nine (9) Board members are elected;
Item 11: that all Board members be re-elected: Sune Carlsson, Jacob Wallenberg, Gunnar Brock, Staffan Bohman, Kurt Hellström, Thomas Leysen, Ulla Litzén, Grace Reksten Skaugen and Anders Ullberg;
that Sune Carlsson be elected chairman and Jacob Wallenberg vice chairman of the Board of Directors;

Item 12: that a total amount of SEK 3,700,000 is granted and allocated with SEK 1,150,000 to the chairman of the Board, SEK 450,000 to the vice chairman, SEK 350,000 to each member not employed by the Company, as well as SEK 500,000 for Board committee work; the latter amount to be distributed in accordance with the Board's decision when the committee work during the year becomes known;

Item 14: **a)** that the Company shall have a nomination committee consisting of the chairman of the Board of Directors and a representative from each of the four largest shareholders in terms of voting rights, excluding holders of Series-C shares. During the third quarter of 2005 the chairman of the Board shall contact each one of those shareholders for the appointing of an owner representative. The name of the four owner representatives and the names of the shareholders they represent shall be made public latest six moths prior to the Annual General Meeting 2006 and be based upon the known voting rights immediately prior to the publishing. The term of office for the nomination committee lasts until a new nomination committee has been appointed. The chairman of the nomination committee shall, unless the members otherwise agree, be the member who represents the shareholder with the largest number of votes.

b) that representative(s) who has been appointed by such shareholder(s) who, during the term of the nomination committee, no longer belong to the group of four largest shareholders in terms of voting rights shall cease to be members of the committee and the one, or those, shareholder(s) who has been added among the four shareholders with the largest voting rights, excluding holders of Series C-shares, shall appoint its/their representative(s). Unless there are special circumstances to the contrary, there shall be no changes in the composition of the nomination committee if there are only marginal changes in the voting rights or a change occurs later than two months prior to the Annual General Meeting. A shareholder who has appointed a representative as member of the nomination committee can replace such representative with a new representative to be a member of the nomination committee. Every change in the composition of the nomination committee shall be made public as soon as it has taken place.

c) that the nomination committee shall prepare proposals to the General Meeting 2006 regarding the following matters for decision:

- proposal regarding chairman for the General Meeting
- proposal regarding Board of Directors
- proposal regarding chairman of the Board of Directors
- proposal regarding remuneration to the Board of Directors
- proposal regarding auditor(s)
- proposal regarding fees to the auditor(s)

d) that, in connection with its mission in general, the nomination committee shall fulfil those tasks that, according to the Swedish Code of Corporate Governance, are allocated to a nomination committee and that the Company, upon request from the nomination committee, shall provide resources like for example the secretary function in the nomination committee in order to facilitate the work of the committee. When called upon, the Company shall also carry such reasonable costs for external consultants who are deemed by the nomination committee to be required in order for the nomination committee to carry out its mission.

Auditors

At the 2002 Annual General Meeting the audit firm KPMG Bohlins AB was elected auditor, with the Authorized Public Accountant Stefan Holmström as the main responsible for the audit, for the period until the Annual General Meeting in 2006. It was also decided that the auditor's fee be paid on open account.

The Meeting will be concluded by the presentation of *The Peter Wallenberg Marketing and Sales Award* for the development of eminent marketing and sales methods.

Stockholm, March 2005
The Board of Directors